Exhibit 99.1

Consolidated Statements of Financial Position

As of December 31, 2024

(In thousands of Brazilian reais - R$)

	December 31, 2024	June 30, 2024

Assets
Current assets
Cash equivalents	279,556	911,335
Restricted cash	278,197	168,862
Trade receivables	3,991,803	2,769,757
Inventories	1,543,872	1,780,247
Taxes recoverable	133,340	103,792
Derivative financial instruments	57,557	47,677
Commodity forward contracts	406,391	137,660
Advances to suppliers	266,234	246,653
Other assets	59,791	49,141
Total current assets	7,016,741	6,215,124

Non-current assets
Trade receivables	76,733	56,042
Other assets	8,531	9,067
Commodity forward contracts	-	3,000
Judicial deposits	11,837	10,520
Right-of-use assets	172,361	202,222
Taxes recoverable	275,018	299,228
Deferred tax assets	274,993	340,909
Investments	7,128	4,486
Property, plant and equipment	246,543	236,781
Intangible assets	114,890	971,345
Total non-current assets	1,188,034	2,133,600

Total assets	8,204,775	8,348,724

Consolidated Statements of Financial Position

As of December 31, 2024

(In thousands of Brazilian reais - R$)

	December 31, 2024	June 30, 2024

Liabilities
Current liabilities
Trade payables	4,056,177	3,844,541
Lease liabilities	94,967	96,222
Borrowings	1,279,680	1,190,961
Agribusiness Receivables Certificates	1,279	918
Obligations to FIAGRO quota holders	799,946	205,088
Related party obligations	278,918	-
Payables for the acquisition of subsidiaries	146,361	179,309
Derivative financial instruments	136,639	75,017
Commodity forward contracts	353,205	65,641
Salaries and social charges	156,869	174,665
Taxes payable	77,219	41,612
Dividends payable	5,512	6,397
Warrant liabilities	8,155	22,421
Liability for FPA Shares	191,372	168,862
Advances from customers	198,867	235,037
Other liabilities	70,249	66,495
Total current liabilities	7,855,415	6,373,186

Non-current liabilities
Trade payables	112	592
Lease liabilities	92,786	120,524
Borrowings	16,889	34,609
Agribusiness Receivables Certificates	406,840	404,647
Commodity forward contracts	-	316
Payables for the acquisition of subsidiaries	16,191	26,933
Provision for contingencies	16,805	14,002
Other liabilities	589	590
Taxes payable	2,045	1,886
Deferred tax liabilities	23,103	12,424
Total non-current liabilities	575,360	616,523

Equity
Share Capital	591	591
Additional Paid-in Capital	2,112,517	2,109,561
Capital reserve	30,180	30,180
Other comprehensive loss	24,838	5,444
Accumulated losses	(2,520,363)	(1,023,165)
Equity attributable to shareholders of the Parent Company	(352,237)	1,122,611
Non-controlling interest	126,237	236,404
Total equity	(226,000)	1,359,015

Total liabilities and equity	8,204,775	8,348,724

Consolidated Statements of Profit and or Loss

As of December 31, 2024

(In thousands of Brazilian reais - R$)

	Six-month period ended December 31,
	2024	2023

Revenue	4,368,242	5,431,858
Cost of goods sold	(3,680,867)	(4,627,991)

Gross profit	687,375	803,867

Operating expenses
Sales, general and administrative expenses	(1,714,442)	(700,358)
Other operating income (expenses), net	21,782	21,912
Equity results and other results from subsidiaries	7,873	(1,753)

Operating profit	(997,412)	123,668

Finance Income (costs)
Finance income	161,133	197,298
Finance costs	(548,981)	(514,235)
Other financial income (costs)	(108,240)	3,288

Profit (loss) before income taxes	(1,493,500)	(189,981)

Income taxes
Current	(38,342)	31,949
Deferred	(77,080)	96,216

Profit (loss) for the year	(1,608,922)	(61,816)

Attributable to:
Equity holders of the parent	(1,497,198)	(81,548)
Non-controlling interests	(111,724)	19,732